Name of Issuer      Centertrust Retail Property Inc.
Title of Class of Securities  common
CUSIP Number        152038105
Date    of   Event   Which   Requires   Filing   this   Statement
12/31/98

#1    Alex.  Brown  Investment  Management,  A  Maryland  Limited
Partnership
     52-1349876
#4   Maryland
#5   686,700
#6   0
#7   1,050,900
#8   0
#9   1,050,900
#11  4.1%
#12  PN   IA
Item 1.
     (a)  Centertrust Retail Property Inc.
     (b)  3500 Sepulveda Boulevard
          Manhattan Beach, CA  90266
Item 2.
     (a)  Alex.  Brown Investment Management, a Maryland  Limited
          Partnership,
          and a registered investment advisor.
     (b)  One South Street
          Baltimore, MD  21202
     (c)  The firm is organized under the laws of Maryland.
          The individual general partner is a citizen of the United States of America.
     (d)  common
     (e)  152038105
Item 3.
          (a)
          (b)
          (c)
          (d)
     X    (e)
          (f)
          (g)
          (h)
Item 4.
     (a)  1,050,900 shares of common stock
     (b)  4.1%
     (c)
          (i)  686,700 shares
          (ii) 0 shares
          (iii)     1,050,900 shares
          (iv) 0 shares

Item 5.        X
Item 6.   Not Applicable
Item 7.   Not Applicable
Item 8.   Not Applicable
Item 9.   Not applicable

Item 10.
By signing below I certify that, to the best of my
knowledge  and belief, the securities referred  to
above  were  acquired in the  ordinary  course  of
business and were not acquired for the purpose  of
and  do  not  have  the  effect  of  changing   or
influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

Signature:
After reasonable inquiry and to the best of my knowledge and belief, I certify that information set forth in this statement is true, complete and correct.

ALEX. BROWN INVESTMENT MANAGEMENT
A Maryland Limited Partnership



By:
     J. Dorsey Brown, III
     Chief Executive Officer

Date:  February 12, 1999